

June 28, 2024

Frank Wheatley
Chief Executive Officer
Snow Lake Resources Ltd.
360 Main St 30th Floor
Winnipeg, MB R3C 0V1
Canada

   Re: Snow Lake Resources Ltd.
    Form 20-F for the Fiscal Year Ended June 30, 2023
    Filed October 31, 2023
    File No. 001-41085

Dear Frank Wheatley:

  We have reviewed your May 30, 2024 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 19, 2024 letter.

Form 20-F/A for the Fiscal Year Ended June 30, 2023

General

1. We note your response to comment 4. Among other items in your response, you state that you no longer consider the Snow Lake Lithium project to be material, and that the project does not have the scale, size, grade or project economics to make it an attractive development project. We further note that you significantly reduced spending on the project based on your belief that expending any additional funds on continued exploration on the project would not create any shareholder value. We understand that you will assess the property for impairments in Q4 with the potential for a significant write-down of the asset and are focused on pursuing other projects.

Frank Wheatley
Snow Lake Resources Ltd.
June 28, 2024
Page 2

Considering the foregoing, please reconcile your response with certain language contained in your press releases. For example, under the "About Snow Lake Resources Ltd" caption in Exhibit 99.1 of your Form 6-K filed June 21, 2024, you include language regarding the Snow Lake Property that appears to be contrary to your response, such as the "Snow Lake Lithium Project being an advanced stage exploration project" …and that you "are focused on advancing all projects." In light of your response to comment 4, please tell us if this language will be revised.

Additionally, considering the previous significant expenditures on the Snow Lake Lithium Project, please tell us your plans, if any, for communicating with shareholders regarding your assessment of materiality of the project. For example, tell us if you anticipate filing a 6-K with respect to the status of the project.

 Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Nauth